

Mail Stop 3561

July 20, 2016

<u>Via E-mail</u>
Gerald B. Hammack
Chief Executive Officer
Valmie Resources, Inc.
1001 S Dairy Ashford Road, Suite 100
Houston, TX 77077

> **Re: Valmie Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2016**
> **File No. 333-212325**

Dear Mr. Hammack:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide a detailed factual and legal analysis of why the offering should not be characterized as a primary offering. In that analysis, clarify when the shares were issued to Crystal Resource Corp. and the relationships between your officers and directors and the selling shareholders. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09 for guidance. We may have further comment.

<u>Security Ownership of Certain Beneficial Owners and Management, page 32</u>

2. Please revise your filing to provide a complete beneficial ownership table as of the most recent practicable date, or advise. See Items 403(a) and (b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 33

3. We note the promissory notes disclosed in the Notes to Consolidated Financial Statements. Please revise your disclosure in this section to provide all of the information required by Item 404(d) of Regulation S-K. For example, you should provide the name of the individuals or entities to whom you issued convertible notes and disclose the basis on which the individual or entity is a related person. See Item 404(d) of Regulation S-K

Exhibits

4. We note your disclosure regarding the promissory notes that exist between the company and various parties. We also note your disclosure regarding the debt conversion agreement between the company and Crystal Resource Corp. Please file the executed promissory notes and the debt conversion agreement with your next amendment in accordance with Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Christopher Little, Esq.
        Bacchus Law Corporation